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                                                                    EXHIBIT 4(d)

                                 BYLAW AMENDMENT

                            ADDITION TO ARTICLE VIII

Section 14. Prohibited Indemnification. Notwithstanding anything in this Article VIII to the contrary, the Corporation shall not indemnify any person against any expense, penalties, payments or judgments incurred as the result of an administrative proceeding or civil action instituted by an appropriate federal banking regulatory agency, which indemnification would result in a prohibited indemnification payment as defined by applicable statute or regulation.



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